SEC
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MAR 3 1 2008

Washington, DC
105



SECURITIE ~~:ON~~

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 52551

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/07_____ AND ENDING ___12/31/07___
　　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Abshier, Webb, Donnelly & Baker, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

　2500 City West Blvd, Suite 590
　　　　　　　　　　　　　　　(No. and Street)

　Houston　　　　　　　　　Texas　　　　　　　　　　770042
　(City)　　　　　　　　　　(State)　　　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

　Janice Webb-McCann　　　　　　　　　　713-231-1402
　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
　　　　　　　　　(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive	**Irving**	**Texas**	**75063**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
　■ Certified Public Accountant
　☐ Public Accountant
　☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I,_____Janice Webb-McCann_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Abshier, Webb, Donnelly & Baker, Inc._____, as of

_____December 31_____, 20___07____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

MYRA STEVENSON PHILLIPS
Notary Public, State of Texas
My Commission Expires
May 24, 2011

_____
Notary Public

_____
Signature

____managing Director____
Title

This report** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABSHIER, WEBB, DONNELLY & BAKER, INC.

FINANCIAL REPORT

DECEMBER 31, 2007

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Abshier, Webb, Donnelly & Baker, Inc.

We have audited the accompanying statement of financial condition of Abshier, Webb, Donnelly & Baker, Inc. as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abshier, Webb, Donnelly & Baker, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PHILLIP V. GEORGE, PLLC

Irving, Texas
March 28, 2008

2300 Honey Locust Drive   Irving, TX 75063   (214) 358-5150   Fax (214) 358-0222

ABSHIER, WEBB, DONNELLY & BAKER, INC.
Statement of Financial Condition
December 31, 2007

ASSETS

Cash	$	6,529
Commissions receivable		35,022
Clearing deposit		25,000
TOTAL ASSETS	$	66,551

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Management fee payable	$	17,511

Stockholder's Equity

Preferred stock, $1 par value, 500,000 shares authorized, none issued and outstanding	$	-
Common stock, $1 par value, 1,500,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		49,000
Retained earnings		(960)
Total Stockholder's Equity		49,040
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	66,551

ABSHIER, WEBB, DONNELLY & BAKER, INC.
Statement of Income
Year Ended December 31, 2007

Revenue

Securities commissions	$	661,318
Investment banking		686,324
Other revenue		35,000
TOTAL REVENUE		1,382,642

Expenses

Compensation and related costs	269,600
Clearing and other charges	74,722
Management fee	1,021,766
Regulatory fees and expenses	10,574
Professional fees	2,325
Other expenses	3,452
TOTAL EXPENSES	1,382,439
NET INCOME	$ 203

ABSHIER, WEBB, DONNELLY & BAKER, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2007

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2006	1,000	$ 1,000	$ 49,000	$ (1,163)	$ 48,837
Net income	-	-	-	203	203
Balances at December 31, 2007	1,000	$ 1,000	$ 49,000	$ (960)	$ 49,040

See notes to financial statements.   4

ABSHIER, WEBB, DONNELLY & BAKER, INC.
Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 203
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in assets and liabilities	
Decrease in commissions receivable	18,815
Decrease in management fee payable	(37,489)
Net cash used in operating activities	(18,471)
Net decrease in cash	(18,471)
Cash at beginning of year	25,000
Cash at end of year	$ 6,529

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Abshier, Webb, Donnelly & Baker, Inc., formerly Abshier, Webb & Donnelly, Inc. (Company), is a Texas corporation and is a registered broker dealer maintaining its only office in Houston, Texas. The Company is a wholly owned subsidiary of Abshier, Webb, Donnelly & Baker, LLC (Parent). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's customers are primarily individuals located in the state of Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security Transactions

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Investment Banking Fees

The Company recognizes investment banking fees when earned under the respective agreements.

Note 2 - Transactions with Clearing Broker Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $25,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital and net capital requirements of $33,505 and $5,000, respectively. The Company's net capital ratio was 0.52 to 1.

Note 4 - Income Taxes

The Company's current year taxable income was fully offset by prior years net operating losses. The Company has a net operating loss carryforward remaining of approximately $20,500 available to offset future taxable income, which begins expiring in 2020. The net operating loss carryforward create a deferred tax asset of approximately $3,000; however, the entire amount has been offset by valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 5 - Related Party Transactions

The Company and its Parent are under common control and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

The Parent and the Company have entered into a services agreement, with the most recent amendment in December 2007 (Agreement). The Agreement requires the Parent to provide administrative services, office space, office equipment and supplies, payroll, marketing, sales, legal and accounting services and pay the overhead expenses of the Company. The Agreement requires the Company to pay a base service fee of $55,000 per month, plus additional amounts for overhead expenses incurred. Fees are invoiced monthly and totaled $1,021,766 for the year ended December 31, 2007, of which $17,511 is payable at December 31, 2007. The Agreement was not consummated on terms equivalent to arms length transactions.

Note 6 - <u>Off-Balance-Sheet Risk and Concentration of Credit Risk</u>

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has commissions receivable and clearing deposit held by or due from the Company's clearing broker/dealer totaling of $46,487, or approximately 70%, of its total assets.

Schedule I

ABSHIER, WEBB, DONNELLY & BAKER, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2007

Total stockholder's equity qualified for net capital		$ 49,040
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable		15,535
Net Capital		$ 33,505
Aggregate indebtedness		
Management fee payable		$ 17,511
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)		$ 5,000
Net capital in excess of minimum requirement		$ 28,505
Ratio of aggregate indebtedness to net capital		.52 to 1

Schedule II

ABSHIER, WEBB, DONNELLY & BAKER, INC.
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of December 31, 2007

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2007 (unaudited)	$	49,040
Audit Adjustments:		
Commissions receivable considered non-allowable		(15,535)
Net capital as computed on Schedule I	$	33,505

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Abshier, Webb, Donnelly & Baker, Inc.

In planning and performing our audit of the financial statements of Abshier, Webb, Donnelly & Baker, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Irving, Texas
March 28, 2008

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